UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 001-34041
CUSIP NUMBER 30050E105

NOTIFICATION OF LATE FILING

(Check One)	☐	Form 10-K	☒	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: December 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transitional Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Evotec SE
Full Name of Registrant

N/A
Former Name if Applicable

Essener Bogen 7
Address of Principal Executive Office (Street and Number)

22419 Hamburg, Germany
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Evotec SE (the “Company”) is unable to file its Annual Report on Form 20-F for the period ended December 31, 2023 (the “2023 Form 20-F”) by the prescribed due date.

BDO is the Company’s independent public accountant and annually audits the Company’s consolidated financial statements. In the ordinary course, the Company engages firms other than BDO to perform audits of certain subsidiaries whose financial results are consolidated into the Company’s consolidated financial statements due to statutory regulations regarding local rotation of audit firms. In the course of the Company and BDO finalizing the Company’s financial statements and audit for the fiscal year ended December 31, 2023, affiliates of Ernst & Young (“EY”) that had audited the financial statements of the Company’s French and Italian subsidiaries (Evotec (France) SAS and Aptuit (Verona) S.r.l.) informed the Company and BDO that EY is not independent under the rules of the Securities and Exchange Commission and the Public Company Accounting Oversight Board as a result of certain services provided by a different EY affiliate to another of the Company’s subsidiaries for which the EY affiliate was paid approximately 50,000 Euros. As a result, we have engaged BDO to re-audit the 2023 financial statements of Evotec (France) SAS and Aptuit (Verona) S.r.l.

Due to the time and effort required to audit the 2023 financial statements of Evotec (France) SAS and Aptuit (Verona) S.r.l., the Company will be unable, without unreasonable effort or expense, to complete and file the 2023 Form 20-F within the prescribed time period. The Company is working with BDO to file its 2023 Form 20-F as promptly as possible, however there can be no assurance with respect to the timing of completion of the filing.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Laetitia Rouxel	+49 40	560810
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If answer is no, identify report(s).	☒	Yes	☐	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒	Yes	☐	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects its full-year 2023 results of operations will show a 4% increase in revenues, a net loss of approximately €71.2 million driven principally by the costs to respond to the cyber incident and losses from investments and a 34% decrease in Adjusted EBITDA (which excludes changes in contingent consideration, income from bargain purchase and impairments in goodwill, other intangible and tangible assets, total non-operating results, as well as other items that in magnitude, nature or occurrence would distort the presentation of the financial statements) compared to the corresponding period for the prior fiscal year.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including with respect to the Company’s ability to file the 2023 Form 20-F and preliminary estimated revenues for the year ended December 31, 2023. Such forward-looking statements are based on assumptions about many important factors, which could cause actual results to differ materially from those in the forward-looking statements, including the accuracy of the Company’s assumptions underlying its revenue estimation for the period ended December 31, 2023 and other risks identified in the Company’s most recent Annual Report on Form 20-F and other SEC filings, all of which are available on the Company’s website. The Company does not undertake to update its forward-looking statements unless otherwise required by the federal securities laws.

EVOTEC SE

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2024	By:	/s/ Laetitia Rouxel
Laetitia Rouxel
Chief Financial Officer
(Principal Financial Officer)